Exhibit 99.2

RiT TECHNOLOGIES LTD.

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

              RiT TECHNOLOGIES LTD.

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2014 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of RiT Technologies Ltd. (“we,” "RiT" or the "Company") will be held on Wednesday, June 25, 2014 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To elect three (3) directors to the Board of Directors of the Company;

2.
To approve the re-appointment of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors for the fiscal year ending December 31, 2014; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG in accordance with the volume and nature of their services;

3.	To approve the terms of compensation of our Chief Executive Officer;

4.	To approve the severance terms of our previous Chief Executive Officer;

5.	To approve the nomination and terms of compensation of our new VP Operations, an employee who is related to the Company’s controlling shareholder;

6.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2013; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on May 22, 2014 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

May 20, 2014

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.8 nominal value (the "Ordinary Shares"), of RiT Technologies Ltd. (“we,” "RiT" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2014 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Wednesday, June 25, 2014 at 10:00 a.m (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Annual General Meeting is as follows:

1.	To elect three (3) directors to the Board of Directors of the Company;

2.
To approve the re-appointment of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors for the fiscal year ending December 31, 2014; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG in accordance with the volume and nature of their services;

3.	To approve the terms of compensation of our Chief Executive Officer;

4.	To approve the severance terms of our previous Chief Executive Officer;

5.	To approve the nomination and terms of compensation of our new VP Operations, an employee who is related to the Company’s controlling shareholder;

6.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2013; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Annual General Meeting.  If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on May 22, 2014 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote.  As of May 15, 2014 there were outstanding 12,763,218 Ordinary Shares (excluding treasury shares).

Two or more shareholders conferring in the aggregate 35% of the voting power present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such day, time and place as the Chairman of the Board of Directors, with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment, shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be required to be given to shareholders.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated neither as a vote "for" nor as a vote "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about May 26, 2014, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies law, 1999 (the “Israeli Companies Law” or the "Companies Law"), you may do so by delivery of appropriate notice to the Company’s offices (Attention: Corporate Secretary) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, not later than ten days after the Record Date (i.e., June 2, 2014).

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of May 15, 2014, by (i) each person known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned1	Beneficially Owned as Percent of Total Shares2
Sergey Anisimov 3	9,596, 580	70.5%

Boris Granovsky 4	9,357,017	68.8%

All directors and officers as a group 5	9,805,896	71.0%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to securities. Ordinary shares relating to options, warrants or other convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 12,763,218 ordinary shares outstanding as of May 15, 2014 (excluding treasury shares).

(3)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Based on a Schedule 13D/A report filed with the SEC on December 18, 2013, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i)  8,510,666 ordinary shares held by STINS COMAN (ii) 239,563 ordinary shares held by Invencom, an Israeli private company with which Anisimov may be affiliated due to his wife being a director and manager of Invencom, (iii) 125,000 warrants held by Stins Coman and (iv) 721,351 convertible shares based on the $2 million outstanding loan balance under the Convertible Loan Agreement.

(4)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

(5)
Includes outstanding options exercisable, within 60 days as of May 15, 2014 into 209,316 ordinary shares. These options have an exercise price ranging from $3.00 to $22.56 per ordinary share and with the last options expiring in 2019.

ITEM 1 –ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) nor more than seven (7) directors, as may be determined by a resolution of the shareholders of the Company. Currently, the Board of Directors consists of five (5) members.  Directors of the Company, other than our two external directors, are elected at each annual general meeting of shareholders.

At the Annual General Meeting, shareholders will be asked to (i) re-elect Messrs. Anisimov and Granovsky to the Company’s Board of Directors and (ii) elect Mr. Hanan Samet, a new designee selected and approved by our Nomination Committee and Board of Directors to replace Mr. Roman Govorov, who will not stand for reelection. Mr. Samet was determined by our Audit Committee and Board of Directors to qualify as independent director under applicable SEC and NASDAQ rules and the Israeli Companies Law.

Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

A brief biography of each director nominee is set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation payable to these nominees, see below under the caption “Executive Compensation”.

The following information is supplied with respect to each person recommended to be elected by  the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation	Age	Director in RiT Since
Sergey Anisimov	President of STINS COMAN	60	2008
Boris Granovsky	Vice President of STINS COMAN	46	2008
Hanan Samet	Managing partner at Efrat Regev Samet & Co, CPA an Accounting Firm	44	-

Mr. Sergey Anisimov has served as the Chairman of our Board of Directors since June 2008. In 1992, Mr. Anisimov founded STINS COMAN Incorporated, a Russian holding company which is engaged, through its group companies, in IT system distribution, integration, training and service and other fields of operation, and since then has served as its president. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. degree in technologies from Moscow State Technical University N.A. N.E. Bauman.

Mr. Boris Granovsky has served as a director since June 2008. He has served as Vice President of STINS COMAN Incorporated since 2009 and was its CEO since 2006. Prior to that, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales of STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA degree in management from Business School of the Open University of United Kingdom.

Mr. Hanan Samet, CPA is serving as a Managing Partner of Efrat Regev Samet & Co, CPA an Israeli accounting firm. From 2001 to 2004, he served as chief financial officer of ICTS Global BV, a Dutch consulting company in the fields of loss prevention and general security. From 1999 to 2001, he served as chief financial officer and controller of Gilat to Home Latin America a US-based company engaged in development and sale of wide band internet services via satellites throughout Latin America. From 1995 to 1999, he served as audit manager in KPMG Somech Chaikin (Israel), where he was involved in the audit of public and private companies in Israel and abroad. Mr. Samet holds a B.A. degree in economics and accounting from the Ben-Gurion University, Israel, and an M.L.B. in law from the Bar-Ilan University, Israel.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Sergey Anisimov is hereby elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;"

"RESOLVED, that Boris Granovsky is hereby elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;" and

"RESOLVED, that Hanan Samet is hereby elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required to elect each of the said nominees.

The Board of Directors recommends that the shareholders vote FOR the election of all the nominees named above.

Executive Compensation

The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 15 persons in 2013, including 4 officers who left RiT during 2013) for the year ended December 31, 2013, was approximately $ 1.9 million compared with $1.5 million in 2012 (the group consisted of 17 persons in 2012). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, approximately $0.2 million was set aside or accrued to provide pension benefits, retirement annuities or similar benefits for our directors and officers as a group during 2013 similar to the $0.2 million in 2012. The amounts do not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to directors or officers.

The Company’s external directors and other independent director (namely,  pending his election, Hanan Samet) are entitled to receive annual compensation of NIS 71,300 (currently equates to approximately $20,000) and NIS 3,470 (currently equates to approximately $970) per board meeting or per board committee meeting, all linked to the Israeli Consumer Price Index (“CPI”), as well as reimbursement of out-of-pocket expenses (including, without limitation, business travel and accommodation) incurred in performance of their services as directors. Two of the nominees (namely, Mr. Anisimov and Granovsky), if elected, will not receive compensation for their service as directors of the Company, except for reimbursement of out-of-pocket expenses as aforesaid.

During 2013, we have granted a total of 284,000 options to our executive officers at exercise prices ranging from $3.54 to $4.41 per ordinary share. No options were granted to any of our directors during 2013 and as of date of this proxy statement.

We have undertaken to indemnify our directors and officers to the fullest extent permitted by law by providing them with an Indemnification Agreement, substantially in the form approved by our shareholders in 2009. We currently maintain directors and officers liability insurance with an aggregate coverage limit of $10.0 million.

ITEM 2 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 2 on the Proxy Card)

Background

Our Audit Committee and our Board of Directors have resolved to recommend to the shareholders that Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("KPMG") be re-appointed as the Company’s independent auditors for the 2014 fiscal year.

KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG is not affected by such limited non-audit functions and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

With respect to the year 2013, the fees paid or payable to KPMG were $185,000 for auditing services, $5,000 for tax related services and $8,500 for services related to the submission of a marketing grant application.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of KPMG as independent auditors of the Company for the 2014 fiscal year be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board of Directors the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 3 – TERMS OF COMPENSATION OF OUR CEO
(Item 3 on the Proxy Card)

Background

Under the Companies Law, as recently amended, the compensation terms of our Chief Executive Officer, including salary, bonuses, equity compensation and retirement or termination payments, generally require approval of our Compensation Committee, Board of Directors and shareholders, in that order. In addition, the CEO's compensation terms, must comply with the Company's Compensation Policy for Executive Officers and Directors, which was approved by our shareholders on June 17, 2013 (the "Compensation Policy").

On January 17, 2014 (the "Appointment Date"), Mr. Motti Hania, our then Deputy CEO (since April 2012), was appointed as our new President and CEO, replacing Vadim Leiderman, who served as our President and CEO since February 2012.

Each of our Compensation Committee and Board of Directors, following consideration of, among other things, the Compensation Policy, approved the following compensation terms to Mr. Hania, effective as of the Appointment Date:

•	Salary: A monthly salary of NIS 75,000 (approximately $ 21,430).

•
Annual Bonus: Annual cash bonus equal to 5% of the Company's net profit, if and when achieved, as determined based on the Company's audited financial statements for the applicable year, subject to a cap of three (3) annual base salaries. Such annual cash bonus is further subject to other applicable caps and limitations specified in the Compensation Policy, such as the limitation of the ratio of variable compensation to the total compensation and the compensation recovery ("clawback") provision.

•
Equity Incentives: Grant of options to purchase 47,608 ordinary shares at an exercise price of $1.63 per share, reflecting the sale price of our ordinary shares on NASDAQ as of the Appointment Date. All such options are subject to the terms of our 2003 Share Option Plan and vest over a period of three years from the Appointment Date in three equal annual installments. It should be noted that Mr. Hania already holds options to purchase 129,091 ordinary shares at exercise prices ranging from $3.80 to $4.41 per share.

•
Termination Notice Period: In the event of termination of Mr. Hania’s employment, other than termination for "cause" (as such term is defined in Mr. Hania's employment agreement), he will be entitled to a termination notice of four (4) months (six (6) months if termination occurs during the first year of his term as CEO). During such period, Mr. Hania will be entitled to all rights and compensation to which he is entitled under his employment agreement.

•
Other Benefits: Mr. Hania will be entitled to additional benefits pursuant to his existing employment agreement, including a company car and all related expenses; up to 24 days paid vacation per year and 14 days recreation payment per year.

Pursuant to Mr. Hania's employment agreement, he has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Mr. Hania’s employment agreement also contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Hania not to compete with us or our field of business for 12 months following termination of his employment. For details regarding indemnity and insurance for executive officers, see under "Executive Compensation" above.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the proposed compensation terms for Motti Hania, as described in Item 3 of the  Proxy Statement, dated May 20, 2014, is hereby approved."

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Our directors, Messrs. Sergey Anisimov and Boris Granovsky; our controlling shareholder, STINS COMAN Incorporated and its affiliated company Invencom Technologies Ltd.; and our Chief Executive Officer are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at telephone number +972 77-2707210; fax number: +972-77- 2707211 or email elan.yaish@rittech.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

For the sake of clarity, according to the Companies Law, even if the shareholders will reject approval of the proposed resolution in this Item 3, the Compensation Committee and the Board of Directors may thereafter approve the proposal in special circumstances; provided that they have so determined based on detailed reasoning, and after having re-examined the proposal and considered, among others, the shareholders' rejection of the resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 4 – SEVERANCE TERMS OF OUR PREVIOUS CEO
(Item 4 on the Proxy Card)

Background

Dr. Vadim Leiderman, who served as our President and Chief Executive Officer since February 2012, resigned effective as of January 17, 2014. Dr. Leiderman's employment agreement provided him a termination notice period of four (4) months, i.e., he was entitled to receive his salary and other contractual benefits until May 17, 2014. In addition, pursuant to the employment agreement, the 135,836 stock options previously granted to him and that did not vest at the time of resignation were scheduled to expire on May 18, 2014 whereas the 41,672 stock options that did vest at that time are scheduled to expire on August 18, 2014, being 90 days following the termination date.

In recognition of Dr. Leiderman's contribution to the Company, each of our Compensation Committee and Board of Directors approved, following consideration of, among other things, the Compensation Policy, the following modifications to his severance related compensation:

•	An immediate vesting (as of May 17, 2014), of all of the 135,836 non-vested stock options previously granted to Dr. Leiderman.

•	An extension of the period to exercise all of Dr. Leiderman's stock options, i.e., all of the 177,508 stock options will expire on May 18, 2015.

In approving said severance terms, our Compensation Committee and Board of Directors also considered the fact that the aforesaid modification to the stock options would require us to record an expense of approximately $140,000.

The Proposed Resolution

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the proposed modification of severance terms for Dr. Leiderman, as described in Item 4 of the Proxy Statement, dated May 20, 2014, is hereby approved."

Required Vote

Under the Companies Law, as recently amended, the compensation terms of a chief executive officer, including, without limitation, any severance related compensation, generally require approval of the compensation committee, board of directors and shareholders, in that order. While Dr. Leiderman no longer serves as our chief executive officer, we determined, for the sake of caution, to seek shareholder approval. As such, approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Our directors, Messrs. Sergey Anisimov and Boris Granovsky; our controlling shareholder, STINS COMAN Incorporated and its affiliated company Invencom Technologies Ltd.; as well as Dr. Leiderman are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at telephone number +972 77-2707210; fax number: +972-77- 2707211or email elan.yaish@rittech.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

 For the sake of clarity, according to the Companies Law, even if the shareholders will reject approval of the proposed resolution in this Item 4, the Compensation Committee and the Board of Directors may thereafter approve the proposal in special circumstances; provided that they have so determined based on detailed reasoning, and after having re-examined the proposal and considered, among others, the shareholders' rejection of the resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – NOMINATION OF AND COMPENSATION TO NEW VP OPERATIONS
(Item 5 on the Proxy Card)

Background

Under the Companies Law, the employment of “relatives” of a “controlling shareholder” (as such terms are defined under the Companies Law) of a public company, such as RiT, is required to be approved by our Compensation Committee (in the case of an executive officer position), Board of Directors and shareholders, in that order.

Mr. Sergey Anisimov is the Chairman of the Company’s Board of Directors and is the founder and President of STINS COMAN Incorporated, our controlling shareholder. Starting from 2008, the Company employs the son of Mr. Anisimov, Mr. Slava (Viachislav) Anisimov (the “Employee”), in different positions: from June 2008 to September 2010, the Employee served in our quality assurance department; from September 2010 to April 2013, the Employee served in our support department; from April 2013 to December 2013, the Employee served in our production planning and control department and currently, from December 2013, the Employee serves as an assistant to our VP of Operations ('AVP Operations') with a monthly salary of NIS 26,000 (approximately $ 7,430).

In February 2014, our previous VP Operations, Mr. Aram Lavi, left the Company and most recently, our Compensation Committee and Board of Directors have determined to promote the Employee to become our VP Operations, having considered, among others, the following factors:

•	The Employee's experience in different positions in the Company since 2008.

•	The Employee's education, including the Employee's MBA degree from the Tel Aviv University.

•	The Employee's acquaintance with the main processes in the Company, including due to his actual position as AVP Operations during the last six months.

In addition, our Compensation Committee and Board of Directors approved, following consideration of, among other things, the Compensation Policy, the following compensation terms to the Employee:

•	Salary: A monthly salary of NIS 31,000 (approximately $ 8,860).

•
Equity Incentives: Grant of options to purchase 25,000 ordinary shares at an exercise price equal to the market price of the shares on the date of the Meeting. All such options are subject to the terms of our 2003 Share Option Plan and vest over a period of three years in three equal annual installments. It should be noted that the Employee already holds options to purchase 38,750 ordinary shares at exercise prices ranging from $3.54 to $4.80 per share.

•
Termination Notice Period: In the event of termination of the Employee’s employment for any reason (other than by the Company under circumstances that he is not entitled to severance pay under Israeli law), he will be entitled to a termination notice of two (2) months. During such period, he will be entitled to all rights and compensation to which he is entitled under his employment agreement.

•
Other Benefits: The Employee will be entitled to additional benefits in accordance with our employment policies and practices for senior executives, including a company car and all related expenses, except related taxes; up to 23 days paid vacation per year; and recreation payment in an amount normally paid by our Company.

The Employee’s employment agreement for his new VP Operations position will contain customary confidentiality and non-solicitation provisions as well as an undertaking of the Employee not to compete with us for 12 months following termination of his employment. For details regarding indemnity and insurance for executive officers, see under "Executive Compensation" above.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed nomination of the Employee and the proposed compensation terms related thereto, as described in Item 5 of the Proxy Statement, dated May 20, 2014, be, and hereby is, approved.”

Required Vote

Under the Companies Law, an “extraordinary transaction” (as defined in the Companies Law) of a public company in which a “controlling shareholder” (as defined therein) has a “personal interest” (as defined therein), as well as the engagement of a controlling shareholder or a “relative” (as defined in the Companies Law) thereof as an office holder or employee of the company, generally requires the approval of the compensation committee (in the case of an executive officer), the board of directors and the shareholders of the company, in that order. Since the Employee is a relative of Mr. Sergey Anisimov, a controlling shareholder of RiT, approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who do not have a "personal interest" in such matter (as such term is defined under the Companies Law) or (ii) the total number of shares voted against such matter does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Our directors, Messrs. Sergey Anisimov and Boris Granovsky, and our controlling shareholder, STINS COMAN Incorporated, and its affiliated company Invencom Technologies Ltd., are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at telephone number +972 77-2707210; fax number: +972-77- 2707211 or email elan.yaish@rittech.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6 - CONSIDERATION OF THE FINANCIAL STATEMENTS

At the Annual General Meeting, the auditors’ report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2013 will be presented for discussion, as required by the Companies Law.  The foregoing auditors’ report and financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2013 (filed with the SEC on April 28, 2014), may be viewed on our website www.rittech.com or through the EDGAR website of the SEC at www.sec.gov.

None of the auditors’ report, the financial statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

We know of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors
Dated: May 20, 2014